                                            Rule 424(b)(5)
                                            Registration Statement No. 333-74665


PROSPECTUS SUPPLEMENT

(To Prospectus dated April 20, 1999)

                                  [Kmart Logo]

                                  $300,000,000

                               Kmart Corporation

                             8 3/8% NOTES DUE 2004
                            ------------------------
                   Interest payable on June 1 and December 1
                            ------------------------
We may, at any time, redeem the notes, in whole or in part, at the redemption price described herein.
                            ------------------------

                   PRICE 99.695% AND ACCRUED INTEREST, IF ANY
                            ------------------------

                                                            UNDERWRITING
                                               PRICE TO     DISCOUNTS AND   PROCEEDS TO
                                                PUBLIC       COMMISSIONS       KMART
                                             ------------   -------------   ------------
Per Note...................................    99.695%        1.000%          98.695%
Total......................................  $299,085,000    $3,000,000     $296,085,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the notes to purchasers on December 13, 1999.
                            ------------------------
                          The Joint Lead Managers are:

MORGAN STANLEY DEAN WITTER                                 CHASE SECURITIES INC.
                            ------------------------

BANCBOSTON ROBERTSON STEPHENS
                           CREDIT SUISSE FIRST BOSTON
                                                                 LEHMAN BROTHERS
                            ------------------------
THE WILLIAMS CAPITAL GROUP, L.P.                 UTENDAHL CAPITAL PARTNERS, L.P.

December 8, 1999

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Forward-Looking Statements...........    S-2
Summary..............................    S-3
Use of Proceeds......................    S-6
Capitalization.......................    S-7
Consolidated Selected Financial and
  Operating Data.....................    S-8
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    S-9
Business.............................   S-15
Description of the Notes.............   S-17
Underwriters.........................   S-25
Legal Matters........................   S-26

                                   PROSPECTUS

                                        PAGE
                                        ----
About This Prospectus................     1
Where You Can Find More
  Information........................     1
Cautionary Statement Concerning
  Forward-Looking Statements.........     2
Kmart Corporation....................     2
Use of Proceeds......................     2
Ratio of Earnings to Fixed Charges
  and Ratio of Earnings to Combined
  Fixed Charges and Preferred Stock
  Dividends..........................     3
Description of Securities............     3
Description of Capital Stock.........     3
Description of Debt Securities.......     6
Plan of Distribution.................    12
Legal Opinions.......................    12
Experts..............................    12

                           -------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell the notes, and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the date of the accompanying prospectus, regardless of the time of delivery of this prospectus supplement or any sales of the notes. In this prospectus supplement and the accompanying prospectus, unless otherwise indicated, "we," "us" and "our" refer to Kmart Corporation and its subsidiaries.
                           -------------------------

                           FORWARD-LOOKING STATEMENTS

Some statements contained in this document or incorporated by reference in this document constitute forward-looking statements as such term is defined in
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Some factors could cause actual results to differ materially from those in the forward-looking statements. Factors that might cause such a material difference include, but are not limited to:

- changes in the general economic climate;
- economic and weather conditions which affect buying patterns of Kmart's customers;
- changes in consumer spending;
- Kmart's ability to anticipate buying patterns and implement appropriate inventory strategies;
- continued availability of capital and financing;
- interest rate fluctuations;
- competitive and other factors affecting business beyond Kmart's control; and
- impact of Year 2000 problems on Kmart's operations.

                                    SUMMARY

     This summary highlights selected information from this document and does not contain all of the information you need to consider in making your investment decision. To understand all of the terms of this offering and for a more complete understanding of the business of Kmart, you should read carefully this entire document, the accompanying prospectus and the documents incorporated by reference in this document and the prospectus.

KMART

     Kmart Corporation is the nation's second largest discount retailer and one of the world's largest general merchandise retailers. Kmart operates 2,177 Kmart stores located in each of the 50 United States, Puerto Rico, the U.S. Virgin Islands and Guam. Kmart's retail stores are located in 311 of the 316 Metropolitan Statistical Areas in the United States and are generally one-floor, free-standing units ranging in size from 40,000 to 180,000 square feet.

     In 1995, Kmart began to convert its traditional stores to a new, high-frequency format. In April 1997, this design was renamed Big Kmart. Big Kmart offers customers an increased mix of frequently-purchased, everyday basics, along with a variety of consumables in a "Kmart Pantry" area located near the front of each store. A total of 1,828 traditional Kmart stores had been converted to the Big Kmart format at October 27, 1999. At year-end 1999, including new stores built in the Big Kmart format, approximately 1,860 stores will be in the Big Kmart format.

     Kmart's supercenter operations, Super Kmart Centers, combine a full grocery assortment, including fresh and frozen food, bakery, meats and other items, with a broad selection of the general merchandise found at Big Kmart and traditional Kmart stores. Open 24 hours a day, seven days a week, the 105 Super Kmart Centers are the third-largest supercenter operation in the nation.

THE TURNAROUND

     In 1994 and 1995, following an extended period of disappointing results, Kmart began a wide ranging review of its competitive position and subsequently undertook a number of structural and operating initiatives designed to improve its long-term competitive position and performance.

     The initiatives were implemented by a new management team under the direction of Floyd Hall, who was appointed chairman, president and chief executive officer in June 1995. As the initial step of the turnaround process, Kmart refocused its emphasis on its core domestic discount retail operations. A total of 12 non-core operations were sold, Kmart's underperforming stores were closed and the management team embarked on an ambitious program to improve all areas of operation, including merchandising, store operations, systems, distribution and real estate management and strategy.

     Operating results since that time have reflected Kmart's improved performance. At year-end 1998, sales reached $222 per square foot, an all-time high for Kmart. At the same date, gross margin rate stabilized at 21.8 percent, reflecting Kmart's efforts to price competitively even in an increasingly difficult environment. In 1998, selling, general and administrative expense reached an historic low of 18.5 percent of sales, as compared with selling, general and administrative expense of 22.3 percent of sales in 1993. Earnings before interest and taxes, before non-recurring items, increased from $162 million in fiscal 1995 to $1,110 million in fiscal 1998. Net income, before non-recurring items, in 1998 increased 61 percent over the prior year, the strongest earnings per share since 1992. Since Kmart's turnaround efforts began to take hold in 1996, Kmart has reported 13 consecutive quarters of improved earnings, through July 28, 1999.

STRATEGY

     Kmart's competitive strategy is based on its ability to maintain and grow market share in the discount industry, which Kmart projects to grow at 8 to 9 percent over the next several years. In order to successfully execute its competitive strategy, Kmart will rely on initiatives put in place over the turnaround period and will focus on increasing customer frequency and purchase size through competitive pricing, merchandise quality and assortment and increased shopping convenience.

RECENT DEVELOPMENTS

     For the 13 weeks ended October 27, 1999, Kmart reported a 13 percent increase in net income to $43 million, or $0.09 basic earnings per share, compared with net income of $38 million, or $0.08 basic earnings per share for the 13 weeks ended October 28, 1998, for 14 consecutive quarters of improved earnings.

     Total consolidated sales in the third fiscal quarter of 1999 were $8.057 billion, an increase of 5.4 percent from $7.642 billion for the third quarter of 1998. Comparable sales for the quarter increased 3.2 percent. The gross margin rate for the quarter was 21.6 percent of sales, as compared with 22.1 percent last year. Selling, general and administrative expenses for the quarter were $1.581 billion compared with $1.540 billion for the same period in 1998, resulting in a selling, general and administrative expenses to sales ratio of
19.6 percent for 1999 versus 20.1 percent for 1998.

     Sales from consolidated operations for the first nine months of fiscal 1999 were $24.958 billion, up 7.2 percent from $23.273 billion for the first nine months of fiscal 1998. On a comparable store basis, consolidated sales rose 5.2 percent for the same period. Income from continuing operations was $244 million, or $0.49 per share, for the first nine months of fiscal 1999 as compared with net income before non-recurring items of $178 million, or $0.36 per share for the first nine months of fiscal 1998.

     Net income for the first nine months of fiscal 1999 included a non-recurring, non-cash charge for discontinued operations of $230 million after tax, relating to the disposition of certain Builders Square store operating leases. Net income for the second fiscal quarter of 1998 included a non-recurring charge of $13 million after tax, relating to a Voluntary Early Retirement Program in Kmart's distribution centers. Including the non-recurring charges, net income for the first nine months of fiscal 1999 was $14 million as compared with net income of $165 million for the comparable 1998 period.

     On a comparable store basis, consolidated sales rose 1.4 percent for the 4-week period ended November 24, 1999.

                                  THE OFFERING

Securities Offered.................    $300,000,000 principal amount of 8 3/8%
                                       notes due December 1, 2004.

Maturity Date......................    The notes will mature on December 1,
                                       2004.

Interest Rate......................    8 3/8% per annum, accruing from December
                                       1, 1999.

Interest Payment Dates.............    June 1 and December 1, commencing June 1,
                                       2000.

Optional Redemption................    We may, at any time, redeem the notes, in
                                       whole or in part, at the greater of their principal amount or the discounted present value of the remaining scheduled payments of principal and interest plus accrued and unpaid interest.

Ranking............................    The notes will rank equal to all of our
                                       other existing and future senior
                                       unsecured indebtedness.

Use of Proceeds....................    We anticipate our net proceeds from the
                                       sale of these notes will be approximately
                                       $296,060,000 million after deducting
                                       underwriting discounts and commissions
                                       and estimated offering expenses. We
                                       expect to use the net proceeds for
                                       property acquisition and development,
                                       including the purchase of existing leased stores, and for other general corporate purposes.

                                USE OF PROCEEDS

     We anticipate our net proceeds from the sale of these notes will be approximately $296,060,000 million after deducting underwriting discounts and commissions and estimated offering expenses of $3,025,000. We expect to use the net proceeds for property acquisition and development, including the purchase of existing leased stores, and for other general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth our short-term debt and capitalization as of July 28, 1999 and as adjusted to give effect to this offering of notes. You should read this table in conjunction with our consolidated financial statements and accompanying notes which we have incorporated by reference in the accompanying prospectus. See "Where You Can Find More Information" in the accompanying prospectus.

                                                              AS OF JULY 28, 1999
                                                              --------------------
                                                              ACTUAL   AS ADJUSTED
                                                              ------   -----------
                                                                 (IN MILLIONS)
Short term debt:
  Long-term debt due within one year........................  $  81      $   81
                                                              ======     ======

Long-term debt and notes payable............................  1,526       1,526
Capital lease obligations...................................  1,052       1,052
8 3/8% notes offered by this prospectus supplement..........     --         300
Company obligated mandatorily redeemable convertible
  preferred securities of a subsidiary trust holding solely
  7 3/4% convertible junior subordinated debentures of Kmart
  (redemption value of $1,000)..............................    985         985
Common stock, $1 par value, 1,500,000,000 shares authorized;
  494,530,727 shares issued.................................    495         495
Capital in excess of par value..............................  1,676       1,676
Retained earnings...........................................  3,790       3,790
                                                              ------     ------
          Total capitalization..............................  $9,524     $9,824
                                                              ======     ======

                       KMART CORPORATION AND SUBSIDIARIES
               CONSOLIDATED SELECTED FINANCIAL AND OPERATING DATA

     The financial data below for the five fiscal years ended January 27, 1999, are derived from information contained in our audited consolidated financial statements except for comparable sales percentage, number of stores and selling square footage which are unaudited. The financial data as of and for the 26 weeks ended July 29, 1998 and July 28, 1999 are derived from Kmart's unaudited consolidated financial statements. The unaudited financial information reflects all adjustments (consisting only of normal recurring adjustments) that Kmart considers necessary for a fair statement of its consolidated financial position for such periods. The results of operations for the 26 weeks ended July 28, 1999 are not necessarily indicative of results to be expected for any future period. You should read the consolidated selected financial and operating data in conjunction with our consolidated financial statements and accompanying notes, which we have incorporated by reference in the accompanying prospectus.

                                                    26 WEEKS ENDED
                                                  -------------------                   FISCAL YEAR(1)
                                                  JULY 28,   JULY 29,   -----------------------------------------------
                                                    1999       1998      1998      1997      1996      1995      1994
                                                  --------   --------   -------   -------   -------   -------   -------
                                                         (DOLLARS IN MILLIONS, EXCEPT RATIOS, SQUARE FOOTAGE AND
                                                                      STORE SALES PER SQUARE FOOT)
SUMMARY OF OPERATIONS:
  Sales.........................................  $16,901    $15,631    $33,674   $32,183   $31,437   $31,713   $29,563
  Comparable sales %............................      6.2%       5.2%       4.8%      4.8%      2.5%      5.5%      1.5%
  Total sales %.................................      8.1%       5.5%       4.6%      2.4%     (0.9)%     7.3%      5.4%
  U.S. Kmart total sales %......................      8.1%       5.5%       5.6%      5.0%     (0.2)%     7.2%      5.3%
  Cost of sales, buying and occupancy...........   13,252     12,244     26,319    25,152    24,390    24,675    22,331
  Selling, general and administrative
    expenses....................................    3,181      3,010      6,245     6,136     6,274     6,876     6,651
  Interest expense, net.........................      130        144        293       363       453       434       479
  Continuing income (loss) before income
    taxes.......................................      338        214        798       418       330      (313)      102
  Net income (loss) from continuing
    operations(2)...............................      201        127        518       249       231      (230)       96
  Net income (loss).............................      (29)       127        518       249      (220)     (571)      296
FINANCIAL DATA:
  Working capital...............................  $ 3,993    $ 4,212    $ 4,139   $ 4,202   $ 4,131   $ 5,558   $ 3,562
  Total assets..................................   14,634     14,126     14,166    13,558    14,286    15,033    16,085
  Long-term debt................................    1,526      1,636      1,538     1,725     2,121     3,922     1,989
  Long-term capital lease obligations...........    1,052      1,136      1,091     1,179     1,478     1,586     1,666
  Trust convertible preferred securities........      985        983        984       981       980        --        --
  Capital expenditures..........................      577        400        981       678       343       540     1,021
  Depreciation and amortization.................      377        332        671       660       654       685       639
  Current ratio.................................      2.0x       2.1x       2.1x      2.3x      2.1x      2.9x      1.7x
  Long-term debt to capitalization..............     28.3%      30.6%      28.6%     32.4%     37.2%     51.1%     37.7%
  Ratio of income from continuing operations to
    fixed charges(3)............................      2.1x       1.4x       2.1x      1.5x      1.4x       --       1.1x
NUMBER OF STORES:
  United States.................................    2,151      2,114      2,161     2,136     2,134     2,161     2,316
  International and other.......................       --         --         --        --       127       149       165
                                                  -------    -------    -------   -------   -------   -------   -------
        Total Stores............................    2,151      2,114      2,161     2,136     2,261     2,310     2,481
U.S. Kmart store sales per comparable selling
  square foot...................................  $   227    $   218    $   222   $   211   $   201   $   195   $   181
U.S. Kmart selling square footage (millions)....      154        149        154       151       156       160       166

---------------

(1) Kmart's fiscal year ends on the last Wednesday in January. Fiscal 1995 consisted of 53 weeks.

(2) Net income from continuing operations in 1998 and 1997 includes non-recurring charges related to Voluntary Early Retirement Programs of $19 million ($13 million net of tax) and $114 million ($81 million net of tax), respectively.

(3) Fixed charges represent total interest charges, a portion of operating rentals representative of the interest factor, amortization of debt discount and expense and preferred dividends of majority owned subsidiaries. The deficiency of income from continuing retail operations versus fixed charges was $305 for 1995.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

                                                  26 WEEKS
                                                    ENDED
                                             -------------------            FISCAL YEAR
                                             JULY 28,   JULY 29,   -----------------------------
                                               1999       1998      1998       1997       1996
                                             --------   --------   -------    -------    -------
                                                            (DOLLARS IN MILLIONS)
SALES
  United States............................  $16,901    $15,631    $33,674    $31,884    $30,378
  International............................       --         --         --        299      1,059
                                             -------    -------    -------    -------    -------
          Total............................  $16,901    $15,631    $33,674    $32,183    $31,437
                                             =======    =======    =======    =======    =======
OPERATING INCOME (LOSS)
  United States............................  $   468    $   377    $ 1,110    $   898    $   780
  International............................       --         --         --         (3)        (7)
                                             -------    -------    -------    -------    -------
          Total............................  $   468    $   377    $ 1,110    $   895    $   773
                                             =======    =======    =======    =======    =======
COMPARABLE SALES %
  United States............................      6.2%       5.2%       4.8%       4.8%       2.6%
  International............................       --         --         --         --       (2.8)%
                                             -------    -------    -------    -------    -------
          Total............................      6.2%       5.2%       4.8%       4.8%       2.5%
                                             =======    =======    =======    =======    =======

Operating income (loss) shown above excludes (i) Voluntary Early Retirement charges in 1998 and 1997 totaling $19 million and $114 million, respectively, on a pretax basis, (ii) other gains of $10 million in 1996 and (iii) the impact of discontinued operations.

TWENTY-SIX WEEKS ENDED JULY 28, 1999 COMPARED TO TWENTY-SIX WEEKS ENDED JULY 29, 1998

     Sales and comparable store sales increased 8.1% and 6.2%, respectively, for the 26 weeks ended July 28, 1999. The increases were primarily due to: improved merchandise assortments including exclusive private label lines such as Martha Stewart Everyday, Route 66 apparel and accessories, as well as Jaclyn Smith and Kathy Ireland ladies apparel; continued roll out of the Big Kmart format, with 281 store conversions during the period; and continued execution of Kmart's competitive pricing strategy. Divisions showing particular strength included housewares and home decor, pharmacy, consumables and edibles, home appliances and electronics and ladies apparel. Kmart closed 13 stores and opened three stores during the first half of 1999.

     Gross margin, as a percentage of sales, was 21.6% and 21.7% for the 26 weeks ended July 28, 1999 and July 29, 1998, respectively. The decrease in the percentage reflects the execution of Kmart's competitive pricing strategy and the continued expansion of the Big Kmart format which emphasizes lower margined consumables, partially offset by margin improvements resulting from refined merchandise assortments, performance of our apparel division, increased import activity and a higher mix of private label goods.

     Selling, general and administrative expenses, as a percentage of sales, were 18.8% and 19.3%, for the 26 weeks ended July 28, 1999, and July 29, 1998, respectively. The decrease resulted primarily from increased expense leverage resulting from additional sales volume, partially offset by incremental costs associated with new stores opened during 1998.

     Operating income for the 26 weeks ended July 28, 1999 was $468 million, or 2.8% of sales, as compared to operating income, excluding the charge for a Voluntary Early Retirement Program, of $377 million, or 2.4% of sales, for the same period of the prior year. This increase was the result of increased sales volumes and the leveraging of selling, general and administrative expenses.

     Net interest expense for the 26 weeks ended July 28, 1999 was $130 million as compared to $144 million for the same period of the prior year. Net interest expense decreased as a result of overall lower levels of borrowings resulting from scheduled repayments and repurchases of existing debt.

FISCAL 1998 COMPARED TO FISCAL 1997

     Sales and comparable store sales for 1998 increased 4.6% and 4.8%, respectively, improving sales per square foot to a record $222 in 1998. The increased productivity can be attributed to the continued successful rollout of the Big Kmart format, 58% of the chain at year end 1998, the strong performance of key brands, including Martha Stewart Everyday home fashions, Route 66 apparel and accessories, Sesame Street children's apparel and ladies apparel and the execution of Kmart's competitive pricing strategy.

     Gross margin, as a percentage of sales, was 21.8% in both 1998 and 1997. The impact of Kmart's competitive pricing strategy and growth in lower margined sales categories, such as consumables, was offset by improved margins resulting from increased import and private label goods.

     Selling, general and administrative expenses, which includes advertising, declined for the fourth consecutive year as a percentage of sales improving to 18.5% in 1998 from 19.1% in 1997. This was the third consecutive year that selling, general and administrative expenses as a percentage of sales was below 20%. The percentage reduction compared to 1997 was the result of the sale of international operations during 1997 and the increased leverage from additional sales volume, offset by increased Year 2000 compliance expenses and the addition of new stores.

     Operating income increased $215 million in 1998 compared to 1997, excluding other gains and losses and the charges for Voluntary Early Retirement Programs. This increase was the direct result of the improved profitability of the apparel and consumables areas and the increased leverage of selling, general and administrative expenses from higher sales.

     A Voluntary Early Retirement Program offered to certain hourly associates during the second quarter of 1998 resulted in a charge of $19 million based on actual acceptance.

     Net interest expense was $293 and $363 million in 1998 and 1997, respectively. The reduction in net interest expense was due to increased cash flow from operations, resulting in lower borrowings and increased investment income.

     Effective income tax rates were 28.8% and 28.7% in 1998 and 1997, respectively. See Note 9 of the Notes to Kmart's Consolidated Financial Statements for fiscal 1998, incorporated by reference herein.

FISCAL 1997 COMPARED TO FISCAL 1996

     Sales and comparable store sales increased 2.4% and 4.8%, respectively, for 1997. Sales per square foot also continued its upward trend in 1997 to $211 from $201 in 1996. The increase was primarily due to the successful conversion of an additional 458 traditional Kmart locations to the Big Kmart format, increased promotional activity, as well as the overall success of unique product offerings such as Martha Stewart Everyday home fashions and Sesame Street children's apparel, partially offset by soft performance in the ladies apparel segment and the sale of all remaining international operations.

     Gross margin, as a percentage of sales, was 21.8% and 22.4% in 1997 and 1996, respectively. The decrease in the percentage reflects increased promotional activity, growth in consumables sales, soft performance of ladies apparel and increased distribution, buying and occupancy costs.

     Selling, general and administrative expenses, which includes advertising, as a percentage of sales were 19.1% and 19.9% in 1997 and 1996, respectively. This was the second consecutive year that selling, general and administrative expenses as a percentage of sales was below 20%. The percentage reduction compared to 1996 was the result of the sale of all remaining international operations, increased leverage from additional sales volume and Kmart's continued focus on its core business units.

     Operating income increased $122 million in 1997 compared to 1996, excluding other gains and losses and the charge for a Voluntary Early Retirement Program. This increase was the direct result of the 2.4% increase in sales during 1997 along with the $138 million savings in selling, general and administrative expenses. These amounts were partially offset by the decline in gross margin percentage.

     A Voluntary Early Retirement Program offered to certain hourly associates during the fourth quarter of 1997 resulted in a charge of $114 million based on actual acceptance. Other gains in 1996 included a $108 million gain on the sale of Rite Aid stock and a charge of $98 million related to the valuation of certain international operations.

     Net interest expense was $363 and $453 million in 1997 and 1996, respectively. The reduction in net interest expense was due to reduced borrowings including the pay-down of the remaining balance of a $1.2 billion term loan in the first quarter of 1997.

     Effective income tax rates were 28.7% and 20.5% in 1997 and 1996, respectively. The increase in the effective tax rate for 1997 was due to the impact in 1996 of tax benefits resulting from foreign losses and basis differences. See Note 11 of the Notes to Kmart's Consolidated Financial Statements for fiscal 1997, incorporated by reference herein.

ANALYSIS OF FINANCIAL CONDITION

     Kmart's primary sources of working capital are cash flows from operations and borrowings under its credit facilities. Kmart had working capital of $3,993, $4,212, $4,139 and $4,202 million at July 28, 1999, July 29, 1998, year end 1998 and year end 1997, respectively. Working capital fluctuates in relation to profitability, seasonal inventory levels net of trade accounts payable and the level of store openings and closings.

     In March 1997, Kmart issued, through a subsidiary, $335 million in Commercial Mortgage Pass Through Certificates ("CMBS"). The CMBS weighted average floating interest rate is LIBOR plus 47 basis points. Net proceeds were used to repay a portion of a $1.2 billion term loan.

     On December 6, 1999, Kmart entered into new financing agreements aggregating $1.7 billion with a group of financial institutions ("New Facilities") which replaced the prior revolving credit facility. The New Facilities provide for a 3-year, $1.1 billion revolving credit facility and a 364-day, $600 million revolving credit facility. The 3-year revolving credit facility matures in December 2002 and has a commitment fee of 25 basis points and interest rate spread of LIBOR plus 100 basis points applicable during the first year. The 364-day revolving credit facility has a commitment fee of 20 basis points and interest rate spread of LIBOR plus 100 basis points.

     The New Facilities have certain affirmative and negative covenants customary to those types of agreements. Kmart is in compliance with all such covenants.

     As of December 8, 1999, borrowings of $700 million were outstanding under the New Facilities. As of the end of the third quarter of 1999 and of 1998, borrowings of $1.25 billion and $750 million, respectively, were outstanding under Kmart's prior revolving credit facility.

     At Kmart's peak borrowing level through the third quarter of 1999, $869 million remained available for borrowings under the prior revolving credit facility, compared to $1.4 billion through the third quarter of 1998. In addition, cash flow from continuing operations through the third quarter of 1999 declined by $286 million compared to the same period in 1998. The decrease in cash provided by operating activities was primarily the result of an increase in Kmart's net inventory position resulting from the new stores opened during 1998 and Big Kmart conversions in 1999, as well as tax refunds received in the prior year. Management believes that its current financing arrangements will be sufficient to meet Kmart's liquidity needs for operations and capital demands.

     In the first quarter of fiscal 1999, Kmart completed a year-long program to repurchase an aggregate of 2,000,000 shares of Kmart's common stock to fund certain employee benefit plans.

     On May 18, 1999, the board of directors approved a common stock repurchase program to acquire up to $1 billion of Kmart common stock over a period of up to three years. As of October 27, 1999, Kmart had repurchased 10,143,900 shares of common stock at a cost of approximately $126.2 million.

     Net cash provided by operating activities for the 26 weeks ended July 28, 1999 was $297 million as compared to $481 million for the same period in 1998. The decrease in cash provided by operating activities was primarily the result of an increase in Kmart's net inventory position resulting from the new stores opened during 1998, Big Kmart conversions in 1999 and the second half of 1998, as well as tax refunds received in the prior year.

     Net cash used for investing activities was $663 million for the 26 weeks ended July 28, 1999 compared to $313 million for the same period in 1998. The increase in cash used for investing activities was primarily the result of increased capital expenditures related to the Big Kmart rollout, new stores, expansion of existing stores and the acquisition of sixteen Caldor leases. The prior year's investing activities were also partially offset by the proceeds received from the divestiture of Kmart Canada. Net cash used for investing was $795 million in 1998 compared to $185 million in 1997. Cash used for investing in 1998 was primarily the result of $981 million in capital expenditures partially offset by the proceeds from the sale of Kmart's remaining interest in Kmart Canada Co. Cash used for investing in 1997 was the result of capital expenditures of $678 million partially offset by the proceeds from sale leaseback transactions, as well as proceeds from the sale of Kmart's Canadian, Mexican and Builders Square operations.

     Net cash used for financing activities was $45 million for the 26 weeks ended July 28, 1999 compared to $110 million for the same period in 1998. The decrease in cash used for financing activities was primarily a result of lower payments on long-term debt due to bonds repurchased in the prior year and increased borrowings under the Revolver, partially offset by repurchases of common stock under Kmart's stock repurchase program. Net cash used for financing was $230 million in 1998 compared to $564 million in 1997. Cash used for financing during 1998 was the result of payments on long-term debt and capital lease obligations offset by increased stock option activity. Cash used for financing in 1997 was primarily the result of paying down Kmart's remaining balance on a $1.2 billion term loan, as well as payments on certain mortgages and medium term notes. These amounts were partially offset by the issuance of $335 million in CMBS securities.

NEW STORE ACTIVITY

     In 1998, for the first time in five years, Kmart ended the year with an increase in its number of stores. During 1998, Kmart opened 63 stores, 60 Big Kmarts and 3 Super Kmarts. Of the 60 Big Kmarts opened during the year, 46 were stores previously operated by Venture Stores, Inc., which Kmart acquired in a lease agreement with Kimco Realty Company.

     Kmart opened 32 Big Kmarts and 3 Super Kmarts during 1999. In addition, Kmart completed its Big Kmart program with the conversion of another 587 stores, bringing total Big Kmart conversions to approximately 1,860. Capital expenditures relating to these projects will be funded through operating cash flows.

YEAR 2000

     Kmart's Year 2000 Compliance Program consists of four phases, (I) inventory and assessment, (II) remediation and unit testing, (III) return to production and (IV) integration testing. For information technology systems, Kmart has substantially completed all four phases. Substantially all business critical applications have been returned to production, and the non-information technology equipment at Kmart's operating locations is substantially Year 2000 ready.

     Kmart has substantially completed a formal communication program with significant vendors that evaluated their Year 2000 readiness. All significant merchandise vendors responded, most indicating that their ability to supply Kmart will not be affected by the Year 2000 issue. Although Kmart values its relationships with significant vendors, should such a vendor become unable to deliver merchandise or services, substitutes for many of the goods Kmart sells and services it receives can be obtained from other vendors. However, Kmart cannot assure timely readiness of vendors and may be adversely affected by failure of a significant vendor to supply merchandise or services due to Year 2000 failures. In addition, Kmart has substantially completed integration testing with selected third parties' systems with which Kmart's systems interface.

     Should Kmart not successfully complete a significant portion of its Year 2000 Compliance Program, its financial condition may be materially adversely impacted. Management does not consider the possibility of such an occurrence to be likely. Kmart anticipates that the most reasonably likely worst case scenarios include, but are not limited to, loss of communication with stores, loss of electric power, and inability to process transactions or engage in similar normal business activity. Certain contingency plans have been or will be created, such as installation of backup power supplies and around-the-clock support teams. Despite these contingency plans, Kmart may be adversely affected by failure of a significant third party (such as suppliers of utilities, communication, transportation, banking and other services) to become Year 2000 ready.

     In addition, due to the uncertainty of the effect of Year 2000 failures on Kmart's customers, Kmart is unable to assess the effect these failures will have on consumer spending or on returns of merchandise that may contain hardware or software components. As a result, Kmart cannot estimate the impact of these events on Kmart's results of operations, liquidity or financial condition.

     During the second quarter of 1999, Kmart revised its estimated costs for the Year 2000 Compliance Program to $80 million. Total program costs to date include $5 million incurred in 1997, $46 million incurred in 1998, and $23 million incurred year-to-date through the third quarter. Year 2000 Compliance Program costs are being funded through operating cash flows. Certain information technology projects have been delayed as a result of Kmart's Year 2000 readiness effort. Estimated future expenditures and the delay of information technology projects are not expected to have a material adverse effect on Kmart's financial position, results of operations or cash flows.

     Estimated costs of Kmart's Year 2000 Compliance Program and projected completion dates are based on management's best estimates of future events and are forward-looking statements which may be updated as additional information becomes available. Forward-looking statements contained herein should be read in conjunction with Kmart's disclosures under the heading "Cautionary Statement Regarding Forward-looking Information."

     The Year 2000 statement set forth above is a Year 2000 Readiness Disclosure, pursuant to the Year 2000 Information and Readiness Disclosure Act, 15 U.S.C. sec. 1 note. Please note that, for purposes of any action brought under the securities laws, as that term is defined in section 3(a)(47) of the Securities Exchange Act of 1934 (15 U.S.C. 78c(a)(47)), the Year 2000 Information and Readiness Disclosure Act does not apply to any statements contained in any documents or materials filed with the Securities and Exchange Commission, or with Federal banking regulators, pursuant to section 12(i) of the Securities Exchange Act of 1934 (15 U.S.C. 78l(i)), or disclosures or writing that when made accompanied the solicitation of an offer or sale of securities.

OTHER MATTERS

     Kmart has guaranteed certain leases for properties operated by the former subsidiaries listed in the following table.

                                                              AS OF JULY 28, 1999
                                                ------------------------------------------------
                                                PRESENT VALUE OF FUTURE LEASE     GROSS FUTURE
                                                      OBLIGATIONS AT 7%         LEASE OBLIGATION
                                                -----------------------------   ----------------
OfficeMax.....................................              $101                      $149
Borders Group.................................               105                       188
The Sports Authority..........................               226                       383
                                                            ----                      ----
Total.........................................              $432                      $720
                                                            ====                      ====

The present value of these lease obligations guaranteed by Kmart is approximately $432 million. The possibility of Kmart having to honor its contingent obligations is dependent upon the future operating results of these former subsidiaries.

     On June 11, 1999, Hechinger Company, which had previously acquired substantially all of the operating assets of former subsidiary Builders Square Inc., filed for Chapter 11 bankruptcy protection. On September 9, 1999, Hechinger announced that it would liquidate its stores. In June 1999, Kmart recorded a non-cash charge of $354 million, $230 million aftertax, which reflects Kmart's best estimate of the impact of Hechinger's default on lease obligations for up to 110 former Builders Square locations which are guaranteed by Kmart.

     During the third quarter of 1999, Kmart signed agreements with Supervalu, Inc. and Fleming Companies Inc. to assume responsibility for the distribution and replenishment of $3.9 billion (annualized at cost) of grocery-related products to all of its stores and created a food and consumables merchandising group. These initiatives are expected to improve operating efficiency, reduce working capital requirements and improve logistics capabilities.

     There are various claims, lawsuits and pending actions against Kmart incident to its operations. It is the opinion of Kmart's management that the ultimate resolution of these matters will not have a material adverse effect on Kmart's liquidity, financial position or results of operations.

                                    BUSINESS

KMART

     Kmart Corporation is the nation's second largest discount retailer and one of the world's largest general merchandise retailers. Kmart operates 2,177 Kmart discount stores located in each of the 50 United States, Puerto Rico, the U.S. Virgin Islands and Guam. Kmart's retail stores are located in 311 of the 316 Metropolitan Statistical Areas in the United States and are generally one-floor, free-standing units ranging in size from 40,000 to 180,000 square feet.

     In 1995, Kmart began to convert its traditional stores to a new, high-frequency format. In April 1997, this design was renamed Big Kmart. Big Kmart offers customers an increased mix of frequently-purchased, everyday basics, along with a variety of consumables in a "Kmart Pantry" area located near the front of each store. A total of 1,828 traditional Kmart stores had been converted to the Big Kmart format at October 27, 1999. At year-end 1999, including new stores built in the Big Kmart format, approximately 1,860 stores will be in the Big Kmart format.

     Kmart's supercenter operations, Super Kmart Centers, combine a full grocery assortment, including fresh and frozen food, bakery, meats and other items, with a broad selection of the general merchandise found at Big Kmart and traditional Kmart stores. Open 24 hours a day, seven days a week, the 105 Super Kmart Centers are the third-largest supercenter operation in the nation.

THE TURNAROUND

     In 1994 and 1995, following an extended period of disappointing results, Kmart began a wide ranging review of its competitive position and subsequently undertook a number of structural and operating initiatives designed to improve its long-term competitive position and performance.

     The initiatives were implemented by a new management team under the direction of Floyd Hall, who was appointed chairman, president and chief executive officer in June 1995. As the initial step of the turnaround process, Kmart refocused its emphasis on its core domestic discount retail operations. A total of 12 non-core operations were sold, Kmart's underperforming stores were closed and the management team embarked on an ambitious program to improve all areas of operation, including merchandising, store operations, systems, distribution and real estate management and strategy.

     Operating results since that time have reflected Kmart's improved performance. At year-end 1998, sales reached $222 per square foot, an all-time high for Kmart. At the same date, gross margin rate stabilized at 21.8 percent, reflecting Kmart's efforts to price competitively even in an increasingly difficult environment. In 1998, selling, general and administrative expense reached an historic low of 18.5 percent of sales, as compared with selling, general and administrative expense of 22.7 percent of sales in 1993. Earnings before interest and taxes, before non-recurring items, increased from $162 million in fiscal 1995 to $1,110 million in fiscal 1998. Net income, before non-recurring items, in 1998 increased 61 percent over the prior year, the strongest earnings per share since 1992. Since Kmart's turnaround efforts began to take hold in 1996, Kmart has reported 13 consecutive quarters of improved earnings, through July 28, 1999.

STRATEGY

     Kmart's competitive strategy is based on its ability to maintain and grow market share in the discount industry, which Kmart projects to grow at 8 to 9 percent over the next several years. In order to successfully execute its competitive strategy, Kmart will rely on initiatives put in place over the turnaround period and will focus on increasing customer frequency and purchase size through competitive pricing, merchandise quality and assortment and increased shopping convenience.

     COMPETITIVE PRICING. Kmart is a promotional discount retailer, emphasizing very low prices on a selected group of items through an advertising circular distributed weekly to more than 65 million households. When items are being promoted, it is Kmart's strategy to price at least 10 percent below the competition in each individual market. In addition, on an every day basis, Kmart is committed to pricing competitively against any other retailer located in the market area of a store.

     MERCHANDISE QUALITY AND ASSORTMENT. During the turnaround process, Kmart emphasized nationally recognized and dominant brands in order to improve the quality of its merchandise offering and to build a reputation for quality among its existing customers. At the same time, as a way to differentiate Kmart and attract substantial new customers, Kmart developed a series of exclusive, high-quality private brand collections. These exclusive brands, including Martha Stewart home fashions and lawn and garden, Sesame Street children's apparel, Jaclyn Smith and Kathy Ireland women's apparel, Penske auto products, Route 66 lifestyle apparel and Thom McAn shoes, offer a distinctive mix of fashion and quality that has proven exceptionally attractive to discount customers.

     CONVENIENCE. In 1999, Kmart completed the conversion of approximately 1,860 stores to the Big Kmart format, emphasizing the convenience of the Kmart Pantry and featuring frequently-purchased items and high-profile private label brands as described above. The conversion also widens aisles, improves lighting and signage and shifts department size and adjacencies to improve the shopping experience. Also, through the 105 Super Kmart Centers currently operating, Kmart offers a full combination store with a complete grocery offering and general merchandise assortment. Finally, Kmart is dedicated to developing its expertise in the electronic commerce area. Kmart is maintaining and developing its web site, which features a range of products not available in Kmart stores. Kmart plans to roll out its "Solutions" e-commerce terminals to as many as 1,000 stores in 1999. Solutions features an assortment of products and services not available anywhere else in the discount industry, including higher-priced or hard-to-find items, as well as services such as money orders and flower delivery.

COMPETITION

     Kmart has several major competitors on a national level, including Wal-Mart, Dayton-Hudson's Target stores, J.C. Penney and Sears, as well as many competitors on a local and regional level which compete with Kmart's individual stores. Success in this competitive market is based on factors such as price, quality, service, product mix and convenience.

SEASONALITY

     Kmart's business is highly seasonal and depends to a significant extent on the results of operations for the last quarter of the fiscal year.

EMPLOYEES

     Kmart employed approximately 263,580 persons as of July 28, 1999.

                            DESCRIPTION OF THE NOTES

     The following description of the notes supplements and to the extent inconsistent, replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus.

     We will issue the notes under an indenture between us and The Bank of New York, as trustee. The notes will constitute debt securities described in the accompanying prospectus. We have summarized select portions of the indenture below. The summary is not complete and is qualified by reference to the indenture and the supplemental indenture. Capitalized terms not otherwise defined herein have the meanings given to them in the accompanying prospectus or the indenture.

     In this section, "we,", "our", "us" and "Kmart" mean Kmart Corporation excluding, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries.

TERMS OF THE NOTES

     The notes:

     - will mature on December 1, 2004; and

     - will bear interest at a rate of 8 3/8% per annum.

     The notes will bear interest from December 1, 1999, payable on June 1 and December 1 of each year, commencing June 1, 2000, to the persons in whose names the notes are registered on the preceding May 15 and November 15, respectively. The notes will be senior unsecured obligations and will be issued in denominations of $1,000 and multiples of $1,000.

     We will pay principal and interest on the notes, register the transfer of the notes and exchange the notes at our office or agency maintained for that purpose, which initially will be the corporate trust office of the trustee located at 101 Barclay Street, 21st Floor, New York, New York 10286, Attention:
Corporate Trust Trustee Administration. So long as the notes are represented by global debt securities, the interest payable on the notes will be paid to Cede & Co, the nominee of the depositary, or its registered assigns as the registered owner of such global debt securities, by wire transfer of immediately available funds on each of the applicable interest payment dates. If any of the notes are no longer represented by a global debt security, we have the option to pay interest by check mailed to the address of the person entitled to the interest. No service charge will be made for any transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable.

     The notes are not subject to a sinking fund or to redemption or repurchase by us at the option of the holders.

     We may, without the consent of the holders of notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes. Any additional notes having such similar terms, together with the notes, will constitute a single series of notes under the indenture.

OPTIONAL REDEMPTION

     The notes are redeemable at our election, in whole or in part, at any time at a redemption price equal to the greater of:

     - 100% of the principal amount of the notes then outstanding; or

     - as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 25 basis points, plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the notes to be redeemed.

     "Adjusted Treasury Rate" means, with respect to any redemption date:

     - the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

     - if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such securities ("Remaining Life").

     "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

     "Reference Treasury Dealer" means:

     - each of Morgan Stanley & Co. Incorporated, Chase Securities Inc., BancBoston Robertson Stephens Inc., Credit Suisse First Boston Corporation, Lehman Brothers Inc., and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute another Primary Treasury Dealer and

     - any other Primary Treasury Dealer selected by us.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

     We will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of the securities to be redeemed.

     Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

COVENANTS

     LIMITATION ON LIENS

     Kmart will not, and will not permit any Subsidiary to, issue, assume or guarantee any Debt secured by any Lien upon any Operating Property or any shares of stock or indebtedness of any Subsidiary, without effectively securing the notes equally and ratably with such Debt. This restriction does not apply to:

     (a) Liens on any Operating Property acquired, constructed or improved by Kmart or any Subsidiary after the date of the indenture to secure Debt issued, assumed or guaranteed within 360 days after such acquisition or completion of construction or improvement to provide for the payment of the purchase price of, or the cost of constructing or improving, the Operating Property;

     (b) Liens existing on any Operating Property at the time of its acquisition by Kmart or one of its Subsidiaries, or Liens on any shares of stock or indebtedness of any Subsidiary existing at the time it becomes a Subsidiary;

     (c) Liens existing on any property acquired from a corporation merged with or into Kmart or a Subsidiary;

     (d) Liens to secure Debt of a Subsidiary to Kmart or to another Subsidiary;

     (e) Liens in existence on any Operating Property or any shares of stock or indebtedness of any Subsidiary on the date of the indenture;

     (f) Liens in favor of governmental bodies to secure partial progress, advance or other payments pursuant to any contract or statute or to secure Debt incurred to finance the purchase price or cost of constructing or improving the property subject to such Liens;

     (g) Liens imposed by law, such as carriers', warehousemen's, mechanics', landlord's, materialmen's, repairmen's or other like Liens;

     (h) pledges or deposits in connection with workers' compensation, unemployment insurance and similar legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

     (i) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

     (j) Liens for taxes, assessments, governmental charges or levies not yet due or which are being contested in good faith;

     (k) any Lien incurred or assumed in connection with the issuance by a state or political subdivision of a state of any securities the interest on which is exempt from Federal income taxes by virtue of Section 103 of the Internal Revenue Code, or any other laws and regulations in effect at the time of such issuance;

     (l) Liens securing Debt incurred to extend, renew or replace Debt secured by any Lien; provided the new Debt has a principal amount no greater than the original Debt and so long as the Lien does not extend to any other property; and

     (m) the issuance, assumption or guarantee by Kmart or any Subsidiary of Debt secured by a Lien which would otherwise be prohibited by the indenture if the sum of (1) all secured Debt of Kmart and its Subsidiaries otherwise prohibited by the indenture and (2) the Attributable Debt of all Sale and Leaseback Transactions otherwise prohibited under the indenture does not exceed 10% of Consolidated Net Tangible Assets.

     LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

     Kmart will not, and will not permit any Subsidiary to, enter into any Sale and Leaseback Transaction involving any Operating Property, unless within 360 days of the effective date of the Sale and Leaseback Transaction, Kmart or the Subsidiary applies an amount equal to the greater of (1) the fair value of such property (as determined by Kmart's Board of Directors) or (2) the net proceeds to:

     (1) the prepayment or retirement (other than mandatory prepayment or retirement) of Funded Debt of Kmart or a Subsidiary; or

     (2) the purchase of other property that will constitute Operating Property.

     This restriction does not apply to a Sale and Leaseback Transaction, if:

     (a) Kmart or the Subsidiary could create Debt in an amount equal to the Attributable Debt of the Sale and Leaseback Transaction secured by the Operating Property without being required to equally and ratably secure the notes under the "Limitation on Liens" covenant;

     (b) the Sale and Leaseback Transaction is between Kmart and a Subsidiary or between Subsidiaries; or

     (c) the Sale and Leaseback Transaction involves taking back a lease for a period of three years or less (including renewals).

     LIMITATION ON CONSOLIDATION, MERGER AND SALE OF ASSETS

     Kmart may not consolidate with or merge into any other Person, or convey, transfer or lease all or substantially all of its properties and assets to any Person, unless:

     (a) the Person formed by, or surviving, any consolidation is a Person organized and existing under the laws of the United States of America or a state of the United States of America or the District of Columbia and assumes payment of the principal of and premium, if any and interest, on the notes and the performance and observance of the indenture; and

     (b) immediately after giving effect to the transaction, no Event of Default will have happened or be continuing.

     DEFINITIONS

     "Attributable Debt" means, with respect to a Sale and Leaseback Transaction, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in the Sale and Leaseback Transaction, including any period for which the lease has been extended or may, at the option of the lessor, be extended, using a discount rate equal to the average interest rate used to calculate the present value of operating lease payments for the most recent year in Kmart's most recent Annual Report to Stockholders.

     "Consolidated Net Tangible Assets" means the total of all assets appearing on the consolidated balance sheet of Kmart and its subsidiaries, less:

     (1) current liabilities;

     (2) reserves for depreciation and other asset valuation reserves;

     (3) intangible assets such as goodwill, trademarks, tradenames, patents, unamortized debt discount and expense and other similar intangibles; and

     (4) appropriate adjustments on account of minority interests of other persons holding stock in any Subsidiary.

     "Debt" means, all obligations of a Person for borrowed money, including obligations secured by Liens on property owned by the Person whether or not the Person is directly liable for the obligations.

     "Funded Debt" means Debt which matures more than one year from the date of computation, or which is extendable or renewable at the sole option of the obligor so that it may become payable more than one year from such date.

     "Lien" means any mortgage, deed of trust, security interest, pledge, lien or other encumbrance.

     "Operating Property" means:

     (a) all real property and improvements on the real property owned by Kmart or a Subsidiary, including, without limitation, any store, warehouse, service center or distribution center wherever located; provided that this paragraph (a) will not include any store, warehouse, service center or distribution center which Kmart's Board of Directors declares by resolution, together with all other stores, warehouses, service centers or distribution centers similarly not included in Operating Property, not to be of material importance to the business of Kmart and its Subsidiaries; and

     (b) all equipment (including all transportation and warehousing equipment but excluding office equipment and data processing equipment) owned by Kmart or a Subsidiary.

     "Person" means any individual, corporation, limited liability company, partnership, joint-venture, joint-stock company, unincorporated organization or government or any agency or political subdivision of the government.

     "Sale and Leaseback Transaction" means any arrangement with any Person providing for the leasing to Kmart or any Subsidiary of any Operating Property, which Operating Property has been or is to be sold or transferred by Kmart or such Subsidiary to such Person.

     "Subsidiary" means:

     (1) a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by Kmart, by one or more other Subsidiaries, or by Kmart and one or more other Subsidiaries; or

     (2) any other Person in which Kmart, or one or more Subsidiaries, or Kmart and one or more Subsidiaries, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs of such Person.

DEFEASANCE AND COVENANT DEFEASANCE

     Kmart may elect either:

     (a) to defease and be discharged from any and all obligations with respect to the notes; or

     (b) to be released from its obligations described above under "Limitation on Liens" and "Limitation on Sale and Leaseback Transactions" with respect to the notes, only:

        (1) upon the deposit with The Bank of New York, in trust, of money and/or U.S. Government Obligations, which through the payment of interest and principal of the U.S. Government Obligations in accordance with their terms will provide money in an amount sufficient to pay any installment of principal and premium, if any and interest on the notes on the stated maturity of the payments in accordance with the terms of the Indenture and the notes;

        (2) upon delivery to The Bank of New York by Kmart of an opinion of counsel to the effect that the deposit and related defeasance or release will not cause the holders of the notes to recognize income, gain or loss for Federal income tax purposes;

        (3) at the time of defeasance or release no Event of Default will have happened or be continuing; and

        (4) certain other conditions are satisfied.

BOOK-ENTRY, DELIVERY AND FORM

     The notes will be represented by one or more global debt securities that will be deposited with, or on behalf of, the depositary and registered in the name of Cede & Co., the nominee of the depositary.

     When the global notes are issued, the depositary for the global notes or its nominee will credit the accounts of persons holding interests in the global notes with the respective principal or face amounts of the book-entry notes, represented by the global notes. Ownership of beneficial interests in the global notes will be limited to participants and to persons that may hold interests through institutions known as "participants" that have accounts with the depositary. Ownership of beneficial interests by participants in the global notes will be shown on and the transfer of that ownership interest will be effected only through, records maintained by a depositary or its nominee for the global notes. Ownership of beneficial interests in the global notes by persons that hold through a participant will be shown on and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant.

     The total amount of any principal and interest due on any global note on any interest payment date or at maturity will be made available to the Trustee on that date. As soon as possible after that date, the Trustee will make the payments to the depositary. Neither we, the Trustee, the Paying Agent, our agent nor the Trustee's agent will have any responsibility or liability for any aspect of the depositary's records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of the depositary's records relating to the beneficial ownership interests.

     We have been advised by the depositary that upon receipt of any payment of principal of or interest on the global notes, the depositary will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of the depositary. The accounts to be credited will be designated by the soliciting agent or, to the extent that the notes are offered and sold directly, by us. Payments by participants to owners of beneficial interests in the global notes held through these participants will be governed by standing instructions and customary practices, as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of these participants.

     The global notes may not be transferred except as a whole by a nominee among the depositary and its nominees and successors. In any of these cases below, the global notes are exchangeable for definitive notes in registered form, bearing interest at the same rate, having the same date of issuance, maturity and other terms and of differing denominations aggregating a like amount, only if:

     - the depositary notifies us that it is unwilling or unable to continue as depositary for the global notes or if at any time the depositary ceases to be a clearing agency registered under the Exchange Act,

     - we in our sole discretion determine that the global notes will be exchangeable for definitive notes in registered form, or

     - any event will have occurred and be continuing which after notice or lapse of time, or both, would become an event of default with respect to the notes.

     If issued, the definitive notes will be registered in the names of the owners of the beneficial interests in the global notes as provided by the depositary's relevant participants as identified by the depositary holding the global notes. Except as described in this paragraph, the global notes are not exchangeable, except for global notes of like denominations to be registered in the name of the depositary or its nominee.

     So long as the depositary for the global notes, or its nominee, is the registered owner of the global notes, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the global notes for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the Indenture and the notes. Except as provided above, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in definitive form and will not be considered the holders of notes for any purpose under the indenture.

     Accordingly, each person owning a beneficial interest in the global notes must rely on the procedures of the depositary and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the indenture. The laws of some jurisdictions require that some types of purchasers of securities take physical delivery of the securities in definitive form. The limits and laws described in this paragraph may impair the ability to transfer beneficial interests in the global notes.

     We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a global note desires to give or take any action which a holder is entitled to give or take under the indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take that action and the participants would authorize beneficial owners owning through these participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

     The depositary has advised us and the underwriters that it is:

     - a limited-purpose trust company under the New York Banking Law;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     The depositary was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depositary. Access to the depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the depositary only through participants.

     The depositary's management is aware that some computer applications, systems and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter "Year 2000 problems." The depositary has informed participants and other members of the financial community that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries and settlement of trades within DTC ("DTC Services"), continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, the depositary's plan includes a testing phase, which is expected to be completed within appropriate time frames. However, the depositary's ability to perform its services properly is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom the depositary licenses software and hardware and third party vendors on whom the depositary relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. The depositary has informed the financial community that it is contacting and will continue to contact, third party vendors from whom the depositary acquires services to impress upon them the importance of such services being Year 2000 compliant and to determine the extent of their efforts for Year 2000 remediation and, as appropriate, testing of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

                                  UNDERWRITERS

     Under the terms and subject to the conditions set forth in the underwriting agreement dated December 8, 1999 the underwriters named below have severally agreed to purchase and we have agreed to sell to them, severally, the respective principal amount of the notes set forth opposite the name of each underwriter. Morgan Stanley & Co. Incorporated is acting as the bookrunner for the offering of notes.

                                                                 PRINCIPAL
NAME                                                          AMOUNT OF NOTES
----                                                          ---------------
Morgan Stanley & Co. Incorporated...........................   $147,000,000
Chase Securities Inc. ......................................     60,000,000
BancBoston Robertson Stephens Inc. .........................     27,000,000
Credit Suisse First Boston Corporation......................     27,000,000
Lehman Brothers Inc. .......................................     27,000,000
The Williams Capital Group, L.P.............................      6,000,000
Utendahl Capital Partners, L.P..............................      6,000,000
                                                               ------------
          Total.............................................   $300,000,000
                                                               ============

     The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all the notes if any are taken.

     The underwriters propose initially to offer part of the notes to the public at the public offering price set forth on the cover page hereof and in part to certain dealers at a price that represents a concession not in excess of .60% of the principal amount of the notes. Any Underwriter may allow and such dealers may reallow, a concession not in excess of .25% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

     We do not intend to apply for listing of the notes on a national securities exchange, but have been advised by the underwriters that they presently intend to make a market in the notes, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market making may be discontinued at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

     In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may over-allot in connection with this offering, creating short positions in the notes for their own account. In addition, to cover over-allotments or to stabilize the price of the notes, the underwriters may bid for and purchase, notes in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing notes in this offering, if the underwriters repurchase previously distributed notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. The underwriters have agreed to reimburse us for certain expenses incurred in connection with the offering of the notes.

     The underwriters or their affiliates have provided and may in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for us in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters with respect to the notes will be passed upon for Kmart by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York and Anthony N. Palizzi, Executive Vice President and General Counsel, Kmart Corporation, Troy, Michigan, and by Davis Polk & Wardwell, New York, New York for the underwriters. Davis Polk & Wardwell will rely on the opinion of Mr. Palizzi as to certain matters of Michigan law.

PROSPECTUS

                                 $1,000,000,000

                               Kmart Corporation

          Common Stock, Preferred Stock, Debt Securities, and Warrants

                            ------------------------

Kmart Corporation may sell to the public:

     - common stock

     - preferred stock

     - debt securities

     - warrants to purchase common stock

     - warrants to purchase preferred stock

     We urge you to read this prospectus and the accompanying prospectus supplement, which will describe the specific terms of the common stock, the preferred stock, the debt securities, and the warrants, carefully before you make your investment decision.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
 PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

      THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

The date of this prospectus is April 20, 1999

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY KMART CORPORATION OR ANY UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT, NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF KMART SINCE THE DATE HEREOF. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE ANY OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ABOUT THIS PROSPECTUS.......................................    1
WHERE YOU CAN FIND MORE INFORMATION.........................    1
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING
  STATEMENTS................................................    2
KMART CORPORATION...........................................    2
USE OF PROCEEDS.............................................    2
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
  COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS......    3
DESCRIPTION OF SECURITIES...................................    3
DESCRIPTION OF CAPITAL STOCK................................    3
DESCRIPTION OF DEBT SECURITIES..............................    6
PLAN OF DISTRIBUTION........................................   12
LEGAL OPINIONS..............................................   12
EXPERTS.....................................................   12

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one of more offerings up to a total dollar amount of proceeds of $1 billion. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     Kmart Corporation files reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information concerning Kmart can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Kmart. Kmart's common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange, and the Pacific Stock Exchange under the trading symbol "KM." These reports, proxy statements, and other information are also available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and at the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

     This prospectus is part of a registration statement filed with the SEC by Kmart. The full registration statement can be obtained from the SEC as indicated above, or from Kmart.

     The SEC allows Kmart to "incorporate by reference" the information it files with the SEC. This permits Kmart to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus will automatically update and supersede this information. Kmart incorporates by reference its Annual Report on Form 10-K for the fiscal year ended January 27, 1999 which has been filed with the SEC.

     Kmart incorporates by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of this prospectus until Kmart files a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus.

     Any statement contained in a document incorporated or considered to be incorporated by reference in this registration statement shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this registration statement or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

     Kmart will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference in this prospectus, other than exhibits which are specifically incorporated by reference into such documents. Requests should be directed to Investor Relations, Kmart Corporation, 3100 West Big Beaver Road, Troy, Michigan 48084 (telephone number
(248) 643-1040).

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     Some statements contained in this document or incorporated by reference in this document constitute forward-looking statements as such term is defined in
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Some factors could cause actual results to differ materially from those in the forward-looking statements. Factors that might cause such a material difference include, but are not limited to:

     - changes in the general economic climate,

     - economic and weather conditions which affect buying patterns of Kmart's customers,

     - changes in consumer spending,

     - Kmart's ability to anticipate buying patterns and implement appropriate inventory strategies,

     - continued availability of capital and financing,

     - interest rate fluctuations, and

     - competitive and other factors affecting business beyond Kmart's control.

                               KMART CORPORATION

     Kmart Corporation is the nation's second largest discount retailer and the world's third largest general merchandise retailer. Kmart was incorporated under the laws of the State of Michigan on March 9, 1916, as the successor to the business developed by its founder, S.S. Kresge, who opened his first store in 1899. After operating Kresge department stores for over 45 years, the Kmart store program commenced with the opening of the first Kmart store in March 1962. The principal executive offices of Kmart are located at 3100 West Big Beaver Road, Troy, Michigan 48084, and its telephone number is (248) 643-1000.

     Kmart operates in the general merchandise retailing industry through 2,161 Kmart discount stores with locations in each of the 50 United States, Puerto Rico, the U.S. Virgin Islands and Guam. Kmart's general merchandise retail operations are located in 311 of the 316 Metropolitan Statistical Areas in the United States. Kmart stores are generally one-floor, free-standing units ranging in size from 40,000 to 180,000 square feet.

     In 1995, Kmart converted 29 of its traditional stores to feature a new, high-frequency format. In April 1997, this design was renamed Big Kmart. Big Kmart offers customers an increased mix of frequently-purchased, everyday basics and consumables in a "Pantry" area located near the front of each store. A total of 1,245 traditional Kmart stores had been converted to the Big Kmart format at year-end 1998, with another 586 stores scheduled for conversion during fiscal 1999. At year-end 1999, including new stores built in the Big Kmart format, it is expected that approximately 1,840 stores will be in the Big Kmart format.

     Super Kmart Centers represent the Company's supercenter concept. Super Kmart Centers combine a full grocery assortment, including fresh and frozen food, bakery, meats, and other items, with a broad selection of general merchandise found at Big Kmart and traditional Kmart stores. Open 24 hours a day, seven days a week, the 102 Super Kmart Centers are the third-largest supercenter operation in the nation.

                                USE OF PROCEEDS

     Unless otherwise specified in a prospectus supplement, Kmart intends to use the net proceeds of any securities sold for general corporate purposes.

          RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table shows Kmart's (1) ratio of earnings to fixed charges and (2) ratio of earnings to combined fixed charges and preferred stock dividends for each of the five most recent fiscal years.

                                                                     YEAR ENDED
                                                 --------------------------------------------------
                                                 1/27/99   1/28/98   1/29/97   1/31/96(1)   1/25/95
                                                 -------   -------   -------   ----------   -------
Ratio of Earnings to Fixed Charges.............    2.4       1.6       1.5         --         1.1
Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends....................    2.1       1.5       1.4         --         1.1

-------------------------

(1) The deficiency of income from continuing retail operations versus fixed charges was $305 million for 1995.

     In computing the ratios, earnings consist of pre-tax income from continuing retail operations before extraordinary item and the effect of accounting changes, less undistributed equity income of unconsolidated affiliated retail companies, plus fixed charges (excluding capitalized interest). Fixed charges represent total interest charges, a portion of operating rentals representative of the interest factor, and amortization of debt discount and expense. Certain prior year amounts have been restated for the effect of discontinued operations

                           DESCRIPTION OF SECURITIES

     This prospectus contains a summary of the common stock, preferred stock, debt securities, and warrants to purchase common stock or preferred stock of Kmart. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms and conditions for each security.

                          DESCRIPTION OF CAPITAL STOCK

     Under Kmart's restated articles of incorporation, the authorized capital stock of Kmart consists of 1,500,000,000 shares of common stock, $1.00 par value, and 10,000,000 shares of preferred stock, no par value. As of March 1, 1999, there were outstanding:

     - 493,723,269 shares of common stock,

     - 20,000,000 shares of convertible preferred stock of Kmart Financing I (a statutory business trust formed under Delaware law) which are convertible into 66,666,000 shares of common stock;

     - no shares of preferred stock, and

     - employee stock options to purchase an aggregate of approximately 24,339,791 shares of common stock.

COMMON STOCK

     Voting Rights. At every meeting of stockholders, the common stock holders will have the right with the preferred stock holders, voting as a single class, to vote in the election of directors and on any other matter coming before any meeting of the stockholders on the basis of one vote for each share of common stock or preferred stock held.

     Dividends. The holders of outstanding shares of common stock, subject to any preferences that may be applicable to any outstanding series of preferred stock, are entitled to receive ratably such dividends out of assets legally available therefor at such times and in such amounts as the board of directors may at various times determine.

     Liquidation and Dissolution. Upon liquidation or dissolution of Kmart, the holders of the common stock will be entitled to share ratably in the assets of Kmart legally available for distribution to stockholders after payment of, or provision for, all known debts and liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.

     Other Rights. Common stock holders generally have equal dividend, distribution, liquidation, and other rights, and shall have no preference, conversion, exchange, appraisal, preemptive or cumulative voting rights. All outstanding shares of the common stock are, and any common shares offered by a prospectus supplement upon issuance, will be duly authorized, fully paid and non-assessable by Kmart.

LISTING, TRANSFER AGENT AND REGISTRAR

     The common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange, and the Pacific Stock Exchange. BankBoston, N.A. is the Transfer Agent, Registrar, and Dividend Paying Agent for the common stock.

PREFERRED STOCK

     General. Under the restated articles of incorporation, Kmart's board of directors is authorized, without further stockholder action, to provide for the issuance of up to 10,000,000 shares of preferred stock. As of March 1, 1999, no shares of preferred stock were outstanding. Kmart's board of directors may at various times authorize the issuance of shares of preferred stock in series, and each series shall have dividend and liquidation preferences, redemption prices, conversion rights, and other terms and provisions as may be contained in the resolutions of Kmart's board of directors providing for their issuance. The shares of any series of preferred stock will be, when issued, fully paid and non-assessable and holders thereof will have no preemptive rights in connection therewith.

     A prospectus supplement relating to any series of preferred stock being offered will include specific terms relating to the offering. They will include:

     - the title and stated value of the preferred stock;

     - the price or prices at which the preferred stock may be purchased;

     - the number of shares of the preferred stock offered, the liquidation preference per share, and the offering price of the preferred stock;

     - the dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

     - whether dividends shall be cumulative or non cumulative and, if cumulative, the date from which dividends on the preferred stock shall accumulate;

     - the procedures for an auction and remarketing, if any, for the preferred stock;

     - the provisions for a sinking fund, if any, for the preferred stock;

     - the voting rights of the preferred stock;

     - the provisions for redemption, if applicable, of the preferred stock;

     - any listing of the preferred stock on any securities exchange;

     - the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock of Kmart, including the conversion price, or the manner of calculating the conversion price and conversion period;

     - if appropriate, a discussion of United States federal income tax considerations applicable to the preferred stock;

     - all series of preferred stock rank on a parity with each other and rank senior to common stock with respect to payment of dividends and distributions of assets upon liquidation.; and

     - any other specific terms, preferences, rights, limitations, or restrictions of the preferred stock.

     Conversion or Exchange. The terms, if any, on which the preferred stock may be convertible into or exchangeable for common stock or other securities of Kmart will be detailed in the preferred stock prospectus supplement. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder, or at the option of Kmart, and may include provisions pursuant to which the number of shares of common stock or other securities of Kmart to be received by the holders of preferred stock would be subject to adjustment.

DESCRIPTION OF WARRANTS

     Kmart may issue warrants, including warrants to purchase debt securities, preferred stock, including preferred stock represented by depositary shares, common stock, or any combination of the foregoing. Warrants may be issued independently or together with any securities and may be attached to or separate from the securities. The warrants will be issued under warrant agreements to be entered into between Kmart and a bank or trust company, as warrant agent, as detailed in the prospectus supplement relating to warrants being offered.

     The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

     - the title of the warrants;

     - the aggregate number of the warrants;

     - the price or prices at which the warrants will be issued;

     - the currencies in which the price or prices of the warrants may be payable;

     - the designation, amount, and terms of the offered securities purchasable upon exercise of the warrants;

     - the designation and terms of the other offered securities, if any, with which the warrants are issued and the number of the warrants issued with each security;

     - if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

     - the price or prices at which and currency or currencies in which the offered securities purchasable upon exercise of the warrants may be purchased;

     - the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

     - the minimum or maximum amount of the warrants which may be exercised at any one time;

     - information with respect to book-entry procedures, if any;

     - a discussion of any federal income tax considerations; and

     - any other material terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

CERTAIN PROVISIONS

     The articles and bylaws of Kmart contain provisions, summarized below, that could have the effect of delaying, deterring or preventing a merger, tender offer, or other takeover attempt of Kmart. This summary is subject to, and qualified in its entirety by, the provisions of the articles and the bylaws, as well as the provisions of any applicable laws.

     The board of directors is divided into three classes of directors serving staggered three-year terms, with a minimum of seven directors and a maximum of 21 directors constituting the entire board of directors. The directors may be removed by the vote of the holders of a majority of the shares entitled to vote at an election of directors only for cause. The total number of directors and the number of directors constituting each class of

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directors (with each of the three classes being required to be equal as nearly as possible) can be fixed or changed, from time to time, by the board of directors within such authorized limits. Incumbent directors are delegated the power to fill any vacancies on the board of directors, however occurring, whether by an increase in the number of directors, death, resignation, retirement, disqualification, removal from office or otherwise. In addition, provisions in Kmart's bylaws require stockholders to give advance notice of proposals to be presented at meetings of stockholders, including director nominations.

     Kmart is subject to Chapter 7A of the Michigan Business Corporation Act ("MBCA"), which provides that business combinations subject to Chapter 7A between a Michigan corporation and a beneficial owner of shares entitled to 10% or more of the voting power of such corporation generally require the affirmative vote of 90% of the votes of each class of stock entitled to vote, and not less than 2/3 of each class of stock entitled to vote (excluding voting shares owned by such 10% owner), voting as a separate class.

     Such requirements do not apply if:

     - the corporation's board of directors approves the transaction prior to the time the 10% owner becomes such, or

     - the transaction satisfies fairness standards, other specified conditions are met, and the 10% owner has been such for at least five years.

     Chapter 7B of the MBCA provides that, unless a corporation's restated articles of incorporation or bylaws provide that Chapter 7B does not apply, "control shares" of a corporation acquired in a control share acquisition have no voting rights except as granted by the stockholders of the corporation. "Control shares" are shares which, when added to shares previously owned by a stockholder, increase such stockholder's ownership of voting stock to:

     - more than 20% but less than 33 1/3%,

     - more than 33 1/3% but less than a majority, or

     - more than a majority, of the votes to which all of the capital stock of the corporation is entitled.

     A control share acquisition must be approved by the affirmative vote of a majority of all shares entitled to vote excluding voting shares owned by the acquiror and some officers and directors. However, no such approval is required for gifts or other transactions not involving consideration, for a merger to which the corporation is a party, or other specific transactions described in Chapter 7B. The bylaws of Kmart currently contain a provision pursuant to which Kmart has opted not to be subject to Chapter 7B, but the board of directors may, in its sole discretion, elect to become subject to Chapter 7B by amending such bylaws.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth some general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may not apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. For more information please refer to the applicable indenture. Capitalized terms used in this prospectus that are not defined will have the meanings given them in these documents.

     Any senior debt securities will be issued under a senior indenture to be entered into between Kmart and the trustee named in the senior indenture. Any subordinated debt securities will be issued under a subordinated indenture to be entered into between Kmart and the trustee named in the subordinated indenture. As used in this registration statement, the term "indentures" refers to both the senior indenture and the subordinated indenture, as applicable. The indenture(s) will be qualified under the Trust Indenture Act. As used in this registration statement, the term "debt trustee" refers to either the senior trustee or the subordinated trustee, as applicable.

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

     The following summaries of some material provisions of the senior debt securities, the subordinated debt securities, and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities, including the definitions in this registration statement of some terms. Except as otherwise indicated, the terms of any senior indenture and subordinated indenture, as applicable, will be identical.

GENERAL

     Each prospectus supplement will describe the following terms relating to a series of debt securities:

     - the title of the debt securities;

     - whether the debt securities are senior debt securities or subordinated debt securities and the terms of subordination;

     - any limit on the amount of debt securities that may be issued;

     - whether any of the debt securities will be issuable in whole or in part in temporary or permanent global form or in the form of book-entry securities;

     - the maturity date(s) of the debt securities;

     - the annual interest rate(s) (which may be fixed or variable) or the method for determining the rate(s) and the date(s) interest will begin to accrue on the debt securities, the date(s) interest will be payable, and the regular record dates for interest payment dates or the method for determining the date(s);

     - the place(s) where payments with respect to the debt securities shall be payable;

     - Kmart's right, if any, to defer payment of interest on the debt securities and the maximum length of any deferral period;

     - the date, if any, after which, and the price(s) at which, the series of debt securities may, pursuant to any optional redemption provisions, be redeemed at Kmart's option, and other related terms and provisions;

     - the date(s), if any, on which, and the price(s) at which Kmart is obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder's option to purchase, the series of debt securities and other related terms and provisions;

     - the denominations in which the series of debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

     - any mandatory or optional sinking fund or similar provisions respecting the debt securities;

     - the currency or currency units in which payment of payment of the principal of, premium, if any, and interest on the debt securities shall be payable;

     - any index used to determine the amount of payments of the principal of, premium, if any, and interest on the debt securities and the manner in which such amounts shall be determined;

     - the terms pursuant to which the debt securities are subject to defeasance;

     - the terms and conditions, if any, pursuant to which the debt securities are secured; and

     - any other terms (which terms shall not be inconsistent with the applicable indenture) of the debt securities.

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

     The debt securities may be issued as Original Issue Discount Securities. An Original Issue Discount Security is a debt security, including any zero-coupon debt security, which:

     - is issued at a price lower than the amount payable upon its stated maturity; and

     - provides that upon redemption or acceleration of the maturity, an amount less than the amount payable upon the stated maturity, shall become due and payable.

     United States federal income tax considerations applicable to debt securities sold at an original issue discount will be described in the applicable prospectus supplement. In addition, United States federal income tax or other considerations applicable to any debt securities which are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

     Under the indentures, Kmart will have the ability, in addition to the ability to issue debt securities with terms different from those of debt securities previously issued, without the consent of the holders, to reopen a previous issue of a series of debt securities and issue additional debt securities of that series, unless the such reopening was restricted when the series was created, in an aggregate principal amount determined by Kmart.

CONVERSION OR EXCHANGE RIGHTS

     The terms, if any, on which a series of debt securities may be convertible into or exchangeable for common stock or other securities of Kmart will be detailed in the prospectus supplement relating thereto. Such terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder, or at the option of Kmart, and may include provisions pursuant to which the number of shares of common stock or other securities of Kmart to be received by the holders of such series of debt securities would be subject to adjustment.

CONSOLIDATION, MERGER OR SALE

     The indentures do not contain any covenant which restricts the ability of Kmart to merge or consolidate, or sell, convey, transfer, or otherwise dispose of all or substantially all of their assets. However, any successor or acquirer of such assets must assume all of the obligations of Kmart under the indentures or the debt securities, as appropriate.

EVENTS OF DEFAULT UNDER THE INDENTURE

     The following are events of default under the indentures with respect to any series of debt securities issued:

     - failure to pay interest on the debt securities when due and such failure continues for 30 days and the time for payment has not been extended or deferred;

     - failure to pay the principal or premium of the debt securities, if any, when due;

     - failure to deposit any sinking fund payment, when due, for any debt security and in the case of the subordinated indenture, whether or not the deposit is prohibited by the subordination provisions;

     - failure to observe or perform any other covenant contained in the debt securities or the indentures other than a covenant specifically relating to another series of debt securities, and such failure continues for 90 days after Kmart receives notice from the debt trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series;

     - if the debt securities are convertible into shares of common stock, failure by Kmart to deliver common stock when the holder or holders of the debt securities elect to convert the debt securities into shares of common stock; and

     - particular events of bankruptcy, insolvency, or reorganization of Kmart.

     If an event of default with respect to debt securities of any series occurs and is continuing, the debt trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice in writing to Kmart and to the debt trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately.

     The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to such series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest on the debt securities. Any such waiver shall cure such default or event of default.

     Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the debt trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the debt trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debt trustee, or exercising any trust or power conferred on the debt trustee, with respect to the debt securities of that series, provided that:

     - it is not in conflict with any law or the applicable indenture;

     - the debt trustee may take any other action deemed proper by it which is not inconsistent with such direction; and

     - subject to its duties under the Trust Indenture Act, the debt trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

     A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

     - the holder has given written notice to the debt trustee of a continuing event of default with respect to that series;

     - the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity to the debt trustee to institute such proceedings as trustee; and

     - the debt trustee does not institute such proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 60 days after such notice, request, and offer.

     These limitations do not apply to a suit instituted by a holder of debt securities if Kmart defaults in the payment of the principal, premium, if any, or interest on, the debt securities.

     Kmart will periodically file statements with the debt trustee regarding its compliance with some of the covenants in the indentures.

MODIFICATION OF INDENTURE; WAIVER

     Kmart and the debt trustee may change an indenture without the consent of any holders with respect to specific matters, including:

     - to fix any ambiguity, defect, or inconsistency in such indenture; and

     - to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.

     In addition, under the indentures, the rights of holders of a series of debt securities may be changed by Kmart and the debt trustee with the written consent of the holders of at least a majority in aggregate principal

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

amount of the outstanding debt securities of each series that is affected. However, the following changes may only be made with the consent of each holder of any outstanding debt securities affected:

     - extend the fixed maturity of such series of debt securities;

     - reducing the principal amount, reducing the rate of, or extending the time of payment of interest, or any premium payable upon the redemption of any such debt securities;

     - reduce the amount of principal of an Original Issue Discount Security or any other debt security payable upon acceleration of the maturity thereof,

     - change currency in which any debt security or any premium or interest payable,

     - impair the right to enforce any payment on or with respect to any debt security,

     - adversely change the right to convert or exchange, including decreasing the conversion rate or increasing the conversion price of, such debt security (if applicable),

     - in the case of the subordinated indenture, modify the subordination provisions in a manner adverse to the holders of the subordinated debt securities,

     - if the debt securities are secured, change the terms and conditions pursuant to which the debt securities are secured in a manner adverse to the holders of the secured debt securities,

     - reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the applicable indenture or for waiver of compliance with certain provisions of the applicable indenture or for waiver of certain defaults,

     - reduce the requirements contained in the applicable indenture for quorum or voting,

     - change any obligations of Kmart to maintain an office or agency in the places and for the purposes required by the indentures, or

     - modify any of the above provisions.

FORM, EXCHANGE, AND TRANSFER

     The debt securities of each series will be issuable only in fully registered form without coupons and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures will provide that debt securities of a series may be issuable in temporary or permanent global form and may be issued as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by Kmart and identified in a prospectus supplement with respect to such series.

     At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, debt securities of any series will be exchangeable for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

     Subject to the terms of the indentures and the limitations applicable to global securities detailed in the applicable prospectus supplement, debt securities may be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed if so required by Kmart or the Security Registrar) at the office of the Security Registrar or at the office of any transfer agent designated by Kmart for such purpose. Unless otherwise provided in the debt securities to be transferred or exchanged, no service charge will be made for any registration of transfer or exchange, but Kmart may require payment of any taxes or other governmental charges. The Security Registrar and any transfer agent (in addition to the Security Registrar) initially designated by Kmart for any debt securities will be named in the applicable prospectus supplement. Kmart may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that

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

Kmart will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

     If the debt securities of any series are to be redeemed, Kmart will not be required to:

     - issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such debt securities that may be selected for redemption and ending at the close of business on the day of such mailing; or

     - register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any such debt securities being redeemed in part.

INFORMATION CONCERNING THE DEBT TRUSTEE

     The debt trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only such duties as are specifically detailed in the indentures and, upon an event of default under an indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debt trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses, and liabilities that it might incur. The debt trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any debt securities on any interest payment date will be made to the person in whose name such debt securities (or one or more predecessor securities) are registered at the close of business on the regular record date for such interest.

     Principal of and any premium and interest on the debt securities of a particular series will be payable at the office of the paying agents designated by Kmart, except that unless otherwise indicated in the applicable prospectus supplement, interest payments may be made by check mailed to the holder. Unless otherwise indicated in such prospectus supplement, the corporate trust office of the debt trustee in The City of New York will be designated as Kmart's sole paying agent for payments with respect to debt securities of each series. Any other paying agents initially designated by Kmart for the debt securities of a particular series will be named in the applicable prospectus supplement. Kmart will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

     All moneys paid by Kmart to a paying agent or the debt trustee for the payment of the principal of or any premium or interest on any debt securities which remains unclaimed at the end of two years after such principal, premium, or interest has become due and payable will be repaid to Kmart, and the holder of the security thereafter may look only to Kmart for payment thereof.

GOVERNING LAW

     The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York except for conflicts of laws provisions and to the extent that the Trust Indenture Act shall be applicable.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Any subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to some of Kmart's other indebtedness to the extent described in a prospectus supplement. The subordinated indenture will not limit the amount of subordinated debt securities which Kmart may issue, nor will it limit Kmart from issuing any other secured or unsecured debt.

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                              PLAN OF DISTRIBUTION

     Kmart may sell common stock, preferred stock, warrants for common or preferred stock, or any series of debt securities being offered hereby in one or more of the following ways at various times:

     - to underwriters for resale to the public or to institutional investors;

     - directly to institutional investors; or

     - through agents to the public or to institutional investors.

     The prospectus supplements will detail the terms of the offering of the securities, including the name or names of any underwriters or agents, the purchase price of such securities, and the proceeds to Kmart from such sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which such securities may be listed.

     If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold at various times in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

     Unless otherwise detailed in a prospectus supplement, the obligations of the underwriters to purchase any series of securities will be subject to specific conditions precedent and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

     Underwriters and agents may be entitled under agreements entered into with Kmart to indemnification by Kmart against specific civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof. Underwriters and agents may be customers of, engage in transactions with, or perform services for Kmart and its affiliates in the ordinary course of business.

     Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on the NYSE, the Chicago Stock Exchange, and the Pacific Stock Exchange. Any common stock sold pursuant to a prospectus supplement will be listed on the NYSE, the Chicago Stock Exchange, and the Pacific Stock Exchange, subject to official notice of issuance. Any underwriters to whom securities are sold by Kmart for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

                                 LEGAL OPINIONS

     Legal matters relating to the securities offered hereby will be passed upon for Kmart by Skadden, Arps, Slate, Meagher & Flom LLP. Legal matters as to Michigan law relating to the validity of the securities being offered hereby will be passed upon for Kmart by Dickinson Wright PLLC.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended January 27, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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